Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated June 12, 2007

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on June 12, 2007, entitled "Statoil extends offer for NAOSC".

Statoil extends offer for NAOSC

Statoil Canada Limited, a wholly-owned subsidiary of Statoil ASA announced today that it has extended its all-cash offer to acquire all shares of North American Oil Sands Corporation (NAOSC) at a price of CAD 20 per share.

Pursuant to the requirements of applicable law, the Offer is now open for acceptance until 5:00 p.m. (Calgary time) on June 25, 2007, unless further extended or withdrawn.

As at the initial expiry time of the Offer, 5:00 p.m. (Calgary time) on June 11, 2007, all conditions of the Offer had been satisfied, other than the receipt of the required regulatory approvals.  Statoil does not have any reason to believe that such approvals will not be received prior to the extended expiry date.  Assuming such approvals are received prior to the extended expiry date and the other conditions of the Offer remain satisfied, Statoil Canada Limited anticipates taking-up those NAOSC securities tendered to the Offer at 5:00 p.m. (Calgary time) on June 25, 2007.

As at the initial expiry time, an aggregate of 102,174,576 shares of NAOSC had been tendered, representing approximately 93,5% of the issued and outstanding NAOSC shares on a fully-diluted basis.

Except for the extension of the Offer, the terms and conditions previously set forth in the Offer continue to be applicable in all respects.  Statoil Canada Limited will mail a Notice of Extension to all holders of NAOSC securities.

Further information:

Press
Ola Morten Aanestad, vice president media relations, Statoil ASA, telephone +47 480 80 212/51 99 13 77
Rannveig S Stangeland, public affairs manager, Statoil ASA, telephone +47 48 12 59 78/51 99 26 42

Investor relations
Lars Troen Sørensen, senior vice president investor relations, Statoil, telephone +47 90 64 91 44
Geir Bjørnstad, vice president, US investor relations, Statoil, telephone +1 203 978 69 50

FORWARD-LOOKING STATEMENTS
This communication contains forward-looking statements that involve risks and uncertainties.  All statements other than statements of historical fact, including, among others, statements regarding expectations for the proposed acquisition, estimated recoverable reserves, expected production and objectives of management for future operations, are forward-looking statements.  You should not place undue reliance on these forward-looking statements.  Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons.

These forward-looking statements reflect current view with respect to future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future.  There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply; demand and pricing; currency exchange rates; political and economic policies of Canada, Norway and other oil-producing countries; general economic conditions; political  stability and economic growth in relevant areas of the world; global political events and actions, including war, terrorism and sanctions; the timing of bringing new fields on stream; material differences from reserves estimates; inability to find and develop reserves; adverse changes in tax regimes; development and use of new technology; geological or technical difficulties; the actions of competitors; the actions of field partners; natural disasters and other changes to business conditions; and other factors.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations.  Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements.  Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this communication, either to conform them to actual results or to changes in our expectations.

Disclaimer:
This press release does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.

An offer of securities in the United States pursuant to a business combination transaction will only be made through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission. Hydro shareholders who are US persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the US Securities and Exchange Commission because it will contain important information relating to the proposed transaction. You will be able to inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C.  20549. Statoil’s SEC filings are also available to the public at the SEC's web site at http://www.sec.gov. In addition Statoil will make the effective registration statement available for free to Hydro shareholders in the United States.

STATOIL ASA (Registrant)
Dated: June 12, 2007	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer